Filed by CC Neuberger Principal Holdings II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vector Holding, LLC

CCNB Yahoo! Finance Live Transcript 12.13.21

Julie Hyman, Yahoo! Finance Live:

Getty Images has said it’s going to go public sometime in the first half of 2022 after merging with a SPAC called Neuberger Principal Holdings II. The company was taken private by private equity shop Hellman & Freeman back in 2008 in a $2.4 billion valuation and has undergone some ownership shifts since. Today, Getty Images being valued at $4.8 billion in this new SPAC deal, and joining us now is Getty Images CEO Craig Peters. Craig, thanks so much for being here. Those of us in the media world are quite familiar with Getty because we use your images frequently, and people who consume media might not even know the name but they certainly know the photos and the videos. For the company, talk to me first about the timing here, and the form by which you’re coming back to public markets. Why did you guys feel that this was the time?

Craig Peters, Getty Images CEO:

I think the timing is that the business is performing incredibly well. We feel really good about the prospects of this business, and ultimately, we’re playing into an incredibly visual future and our business is helping customers like Yahoo play into that visual landscape and compete. So, we feel really good about the business and so that was really what drove the timing. On the transaction itself, we looked at a variety of options, traditional IPO, SPAC, and to be candid, as we entered this, we were really thinking we would probably go down the traditional IPO route. However, we found a partner in CC Neuberger which was really unique. They’ve provided a level of capital certainty to this deal along with our existing shareholders in the Getty family and Koch Equity Development. It accumulates to about $800 million worth of capital certainty and that’s really unique when you look at the SPAC landscape and the transactions that are out there. And so for that reason the certainty of that transaction, the quality of partners that we were adding in CC Neuberger along our existing long-term shareholders, we felt really good about this transaction, combined again with our prospects for the business going forward.

Brian Sozzi, Yahoo! Finance Live:

And, Craig, also unique to this deal, I would say, is that you’re making money, a good sum of money, and in many respects do a wide moat around what you do, 73% gross margins estimated this year, 32% adjusted operating margins, I mean, that is impressive stuff. What is driving your business right now?

Craig Peters, Getty Images CEO:

Well, it really goes back to that visual landscape. The world is increasingly visual. Businesses need to be online; they need to be online in a variety of places, social media, advertising, obviously they need to maintain a web presence, a mobile presence, etc. and that’s a challenging thing to do. And Getty Images is helping not only media business, not only ad agencies but increasingly the corporate market do that. From the largest enterprises down to the smallest small businesses, and that’s really driving our business. You think about today, a small business needs to look like a big business online. And they need to be everywhere a big business is, and so through our iStock brand, we’re really helping small businesses do that. And then through our Unsplash acquisition, which we made in April this year, we’re really extending that out ever further to the semi-professional creator and that creative longtail, so just a lot of opportunity for the business, which is driving our growth and ultimately driving a lot of the financials that you referenced.

Julie Hyman, Yahoo! Finance Live:

So, Craig, talking about the difference of levels, price points that you guys have and those different business offerings, you also mentioned in the investor presentation that you might use some of these proceeds to go out and make more acquisitions. Where will those fit in? Will they fit in price point? Will they fit in in terms of expanding the library at Getty? Where are you looking to maybe plug holes or expand in the business?

Craig Peters, Getty Images CEO:

Well, I think we feel really good about the footprint that we have right now. We do believe that we cover the full market opportunity in terms of the enterprise, the small businesses, and that creative long tail. And we feel really good about the organic growth opportunities that sit in this business. We feel great about the corporate market and how we’re growing there. We feel great about video and the growth that’s generating in this business. We believe that we can market more aggressively to continue to grow our new customers and ultimately new business, but there may be opportunities to do further acquisitions and I think we’ll look at them selectively. I don’t think it’s an M&A strategy. I think it’s one where we’re largely focused on organic strategy, but there might be opportunities to accelerate geographic penetration or certain content opportunities as they arise, but we’ll see those as they present themselves.

Brian Sozzi, Yahoo! Finance Live:

Craig, I can’t think of too many businesses better positioned to launch an NFT strategy. Is that in your plans for next year?

Craig Peters, Getty Images CEO:

It’s something we’re looking at and we certainly see our assets. We’re an intellectual property owner, which is pretty unique in our space. We actually own and produce a lot of the content that we distribute. And with our archive that really goes back to the start of visual imagery, we see that as an asset that can play into that. It’s not embedded in our financials today, the growth that we produce and the profitability that we produce, and the customers that we serve continue to drive this business, but we do think it’s something that can add to this business over time. Whether it adds to this business meaningfully in 2022 or even 2023, yet to see. We’re going to take it cautiously as we do sit on a wealth of intellectual property and we want to make sure that we are going to market in the right ways around NFT, but we do see it as an opportunity going forward.

Brian Sozzi, Yahoo! Finance Live:

And, Craig, I’ve talked to a few people who are familiar with Getty and they all point to your company having a very unique culture and in many respects being a secret weapon to Getty. So how do you describe your company’s internal culture?

Craig Peters, Getty Images CEO:

It is unique. We start with a mission that we want to move the world. We believe that as a business, we can do bigger and better things and have an impact across the world. And whether that’s covering the U.S. border crisis, covering floods and natural disasters or really representing underrepresented communities in a positive way, we fundamentally think we can have an impact, a positive impact, against the world. So I think that mission is a binding one into this business. And then I think we all hold ourselves accountable to what we call our leadership principles, but they’re really intended to make sure everyone can come into this business and give their very best. And it’s an important part of this business and it’s one that, in this environment of the Great Resignation, we’re seeing employee turnover at 5% or less, and I think that’s a real tribute to our mission and ultimately to the values that we all try to represent.

Julie Hyman, Yahoo! Finance Live:

Craig, very interesting set there. Craig Peters, CEO of Getty Images, thanks so much and let’s stay in touch as you guys complete your transaction.